Contact:  Pam Sherry
                                        Laboratory Corporation of America
                                        619-550-0600



                     LABORATORY CORPORATION OF AMERICATM HOLDINGS
                            REPORTS SECOND QUARTER RESULTS

         Results in Line with Expectations, Operating Synergies Ahead of Plan

                      Annual Meeting Scheduled for September 20


 BURLINGTON, NC, August 1, 1995 - Laboratory Corporation of AmericaTM Holdings (LabCorpTM) (NYSE:LH) today announced results for the second quarter and six months ended June 30, 1995. Results for the 1995 periods reflect the April 28th merger of LabCorp's predecessor companies -- National Health Laboratories Holdings and Roche Biomedical Laboratories -- and therefore, are not directly comparable to prior periods.

      Net sales for the quarter ended June 30, 1995 were $367.2 million. Before a special charge of $75.0 million relating to restructuring and other provisions, and an extraordinary loss of $8.3 million, net of income taxes, related to the early extinguishment of debt, the Company reported operating income for the period of $44.9 million, net income of $15.2 million and earnings per share of $0.14. These results were in line with the Company's expectations. After the special charge and extraordinary loss, the Company posted an operating loss of $30.1 million, a loss before extraordinary loss of $31.6 million and a net loss of $39.9 million. LabCorp reported a loss per share before extraordinary loss of $0.28 and a net loss per share of $0.36 for the quarter.

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      Net  sales for the  six month period  ended June 30,  1995 were $611.1
 million.   Operating income  for the period  was $81.5  million, net income
 $28.0 million and earnings per share $0.29 before the special charge and extraordinary loss. After the special charge and extraordinary loss in the second quarter, the Company posted operating income of $6.5 million, a loss before extraordinary loss of $18.8 million and a net loss of $27.1 million. The loss per share before extraordinary loss was $0.20 and the net loss per share was $0.28 for the six month period.

      The pretax special charge in the second quarter consisted of $65 million in restructuring charges related to the merger with Roche Biomedical Laboratories and a $10 million provision for settlements related to various matters including billing disputes.

      "Our results were in line with our expectations," said Dr. James B. Powell, President and Chief Executive Officer. "We have put our significant restructuring charges behind us and are moving forward to accomplish the financial goals we have set for LabCorp."

      Dr. Powell also said that the Company believes it is ahead of schedule in terms of realizing operating synergies and may be able to generate more than the previously estimated $90 million in cost savings over the next two years. "We remain enthusiastic about the prospects for working with hospitals and are exploring a number of innovative structures including joint ventures, affiliations, and management contracts," Dr. Powell concluded.

      LabCorp has signed a full service hospital laboratory management contract with Nyack Hospital in Nyack, NY, which is expected to generate approximately $5 million in annual revenues. The Company is in active discussions with other hospitals for additional contracts of this type.

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      As  part of its normal business strategy,  Dr. Powell said the Company is continuing to selectively acquire smaller laboratories which extend its range of services or offer opportunities for achieving economies of scale.
 Between  April  and  mid-July   the  Company  completed  four  acquisitions
 representing  approximate  annual  net  sales totalling  $24  million,  for
 purchase  prices  aggregating approximately  $28 million.   The  largest of
 these, MedExpress, with annual sales of approximately $22 million, will significantly expand LabCorp's presence in the forensic drug testing niche.

      LabCorp also announced that its annual meeting of stockholders is scheduled for September 20, 1995 in New York City. Stockholders of record as of July 24, 1995 will be entitled to vote at the meeting.

      Laboratory Corporation of AmericaTM Holdings (LabCorpTM) is a national clinical laboratory organization with estimated annualized revenues in excess of $1.7 billion. The Company operates 40 primary testing facilities nationally, offering more than 1,700 different clinical assays, from
 routine  blood  analysis  to  more  sophisticated  technologies.    LabCorp
 performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, nursing homes, industrial companies and other clinical laboratories.



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
           LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                          Summarized Financial Information
                    (Dollars in Millions, except per share data)



		                  		Three Months Ended						                      	Six Months Ended
				                       June 30,			                                 		June 30,
           ------------------------------------------  ----------------------------------------
      		   		 Before Special		  After Special					     Before Special		  After Special
				           Charge and 		     Charge and 					         Charge and 		   Charge and
				          Extraordinary		   Extraordinary					      Extraordinary		  Extraordinary
				               Item		           Item					                Item		          Item
				               1995		           1995	       1994         1995            1995          1994
	          ------------------------------------------  -----------------------------------------

Net sales         $ 367.2         $ 367.2   	 $ 203.9	     $ 611.1         $ 611.1       $ 388.9
                  ======= 	       =======     =======		    =======         =======       =======

Operating income  $  44.9 	      	 ($30.1)    $  30.5   		 $  81.5      		 $   6.5 		    $  49.1
			              	=======	       	=======    	=======		   	=======        	======= 	    	=======

Earnings (Loss)
 before income
 taxes and extra-
 ordinary item			 $  27.8  	       ($47.2)	 	 $  24.8 	 		 $  51.2 	    	   ($23.8)		    $  39.1

Provision for
 income taxes	      (12.6)           15.6 	     (10.7)       (23.2)            5.0 		      (16.9)
		              		--------         -------    --------   		--------         -------      -------
Earnings (Loss)
 before extra-
 ordinary item       15.2 	         (31.6)       14.1 	       28.0 	         (18.8)         22.2

Extraordinary Item
 - Loss on early
 extinguishment of
 debt, net of
 income tax benefit
 of $5.2	              -             (8.3)          -           -   		        (8.3)           -
		              		-------          -------    --------     --------         -------      -------
Net earnings
 (loss)           $  15.2 	     	  ($39.9)  	 $  14.1 	  	 $  28.0 	      	 ($27.1)		    $  22.2
              				=======        		=======	  	=======		   	=======	        	=======      =======


Earnings (Loss) per share *:

  Earnings (Loss)
   per share
   before extra-
   ordinary item  $  0.14 	     	  ($0.28) 	  $  0.16 			 $   0.29      		  ($0.20)		    $   0.26
  Extraordinary
    loss               -            (0.08)         -            -   		       (0.08)            -
      			       	--------          --------   -------     --------          --------		  	--------
  Net earnings (loss)
   per share			  $   0.14      		  ($0.36)		  $  0.16 			 $   0.29     		   ($0.28)		    $   0.26
		             		=======	         	=======		  =======			  ========		        ========	   	========

(*) Earnings (Loss) per share are based upon the weighted average number of shares outstanding during the three and six months ended June 30, 1995 of 111,177,517 shares and 98,045,102 shares, respectively and the weighted average number of shares outstanding during the three and six months ended June 30,
    1994 of 84,751,231 shares and 84,751,763 shares, respectively.  The increase in the weighted average number of shares in 1995 is a result of shares issued in connection with the merger with Roche Biomedical
    Laboratories, Inc. on April 28, 1995.